                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                                  Othnet, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68887Q107
                                    ---------
                                 (CUSIP Number)



                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------                                          ------------------
CUSIP NO.  68887Q107                 13G                      Page 2 of 11 Pages
--------------------                                          ------------------
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Special K Investors Inc.

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER

       SHARES                 -0-

     BENEFICIALLY       --------------------------------------------------------

    OWNED BY EACH        6    SHARED VOTING POWER

      REPORTING               858,000 (see Item 4)

        PERSON          --------------------------------------------------------

         WITH            7    SOLE DISPOSITIVE POWER

                              -0-

                        --------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              858,000 (see Item 4)

--------------------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             858,000 (see Item 4)

--------------------------------------------------------------------------------

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

             | |

--------------------------------------------------------------------------------

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             3.8% (see Item 4)

--------------------------------------------------------------------------------

    12       TYPE OF REPORTING PERSON *

             CO

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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--------------------                                          ------------------
CUSIP NO.  68887Q107                 13G                      Page 3 of 11 Pages
--------------------                                          ------------------
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Seth Kanegis

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER

       SHARES                 -0-

     BENEFICIALLY       --------------------------------------------------------

    OWNED BY EACH        6    SHARED VOTING POWER

      REPORTING               1,049,500 (see Item 4)

        PERSON          --------------------------------------------------------

         WITH            7    SOLE DISPOSITIVE POWER

                              -0-

                        --------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              1,049,500 (see Item 4)

--------------------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,049,500 (see Item 4)

--------------------------------------------------------------------------------

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

             | |

--------------------------------------------------------------------------------

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.6% (see Item 4)

--------------------------------------------------------------------------------

    12       TYPE OF REPORTING PERSON *

             IN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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--------------------                                          ------------------
CUSIP NO.  68887Q107                 13G                      Page 4 of 11 Pages
--------------------                                          ------------------
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Sigma Capital Management, LLC

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER

       SHARES                 -0-

     BENEFICIALLY       --------------------------------------------------------

    OWNED BY EACH        6    SHARED VOTING POWER

      REPORTING               191,500 (see Item 4)

        PERSON          --------------------------------------------------------

         WITH            7    SOLE DISPOSITIVE POWER

                              -0-

                        --------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              191,500 (see Item 4)

--------------------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             191,500 (see Item 4)

--------------------------------------------------------------------------------

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

             | |

--------------------------------------------------------------------------------

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.8% (see Item 4)

--------------------------------------------------------------------------------

    12       TYPE OF REPORTING PERSON *

             OO

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP NO.  68887Q107                 13G                      Page 5 of 11 Pages
--------------------                                          ------------------
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Sigma Capital Associates, LLC

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Anguilla

--------------------------------------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER

       SHARES                 -0-

     BENEFICIALLY       --------------------------------------------------------

    OWNED BY EACH        6    SHARED VOTING POWER

      REPORTING               191,500 (see Item 4)

        PERSON          --------------------------------------------------------

         WITH            7    SOLE DISPOSITIVE POWER

                              -0-

                        --------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              191,500 (see Item 4)

--------------------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             191,500 (see Item 4)

--------------------------------------------------------------------------------

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

             | |

--------------------------------------------------------------------------------

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.8% (see Item 4)

--------------------------------------------------------------------------------

    12       TYPE OF REPORTING PERSON *

             OO

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(A)          NAME OF ISSUER:

                   Othnet, Inc.

ITEM 1(B)          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   1187 Coast Village Road
                   Suite 319
                   Santa Barbara, CA  93108

ITEMS 2(A)         NAME OF PERSON FILING:

                   This statement is filed by: (i) Special K Investors Inc. ("Special K") with respect to shares of Common Stock (as defined below) beneficially owned by it and Sigma Capital Associates, LLC ("Sigma Associates"); (ii) Seth Kanegis with respect to shares of Common Stock beneficially owned by Special K and Sigma Associates; (iii) Sigma Capital Management, LLC ("Sigma Management") with respect to shares of Common Stock beneficially owned by Sigma Associates; and
                   (iv) Sigma Associates with respect to shares of Common Stock owned by it.

ITEM 2(B)          ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                   The address of the principal business office of (i) Special K is 100 South Pointe Drive, Townhouse 8, Miami Beach, FL 33139; (ii) Mr. Kanegis is c/o Sigma Capital Management, LLC, 540 Madison Avenue, New York, NY 10022; (iii) Sigma Management is 540 Madison Avenue, New York, NY 10022; and
                   (iv) Sigma Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

ITEM 2(C)          CITIZENSHIP:

                   Special K is a Delaware corporation. Mr. Kanegis is a United States citizen. Sigma Management is a Delaware limited liability company. Sigma Associates is an Anguillan limited liability company.

ITEM 2(D)          TITLE OF CLASS OF SECURITIES:

                   Common Stock, par value $0.001 per share ("Common Stock").

ITEM 2(E)          CUSIP NUMBER:

                   68887Q107

ITEM 3             Not Applicable

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ITEM 4             OWNERSHIP:

                   The percentages used herein are calculated based upon the Common Stock issued and outstanding as of November 30, 2004, as reported on the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the period ended October 31, 2004.

                   As of the close of business on December 31, 2004:

                   1. Special K Investors Inc.
                   (a) Amount beneficially owned: 858,000
                   (b) Percent of class: 3.8%
                   (c)(i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 858,000
                   (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition: 858,000

                   2. Seth Kanegis
                   (a) Amount beneficially owned: 1,049,500
                   (b) Percent of class: 4.6%
                   (c)(i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 1,049,500
                   (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition: 1,049,500

                   3. Sigma Capital Management, LLC
                   (a) Amount beneficially owned: 191,500
                   (b) Percent of class: 0.8%
                   (c)(i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 191,500
                   (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition: 191,500

                   4. Sigma Capital Associates, LLC
                   (a) Amount beneficially owned: 191,500
                   (b) Percent of class: 0.8%
                   (c)(i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 191,500
                   (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition: 191,500

                   Special K directly owns 858,000 shares of Common Stock for its own account. Mr. Kanegis is the president and sole beneficial owner of Special K and is employed as a portfolio manager by Sigma Management. Sigma Associates is the owner of 191,500 shares of Common Stock, which shares were purchased at the direction of Mr. Kanegis. Pursuant to an investment management agreement, Sigma Management maintains investment and voting power with respect to the Securities held by Sigma Associates. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended, Mr. Kanegis may be deemed to own beneficially 1,049,500 shares (constituting approximately 4.6% of the shares outstanding) and Sigma Management may be deemed to beneficially own 191,500 shares (constituting approximately 0.8% of the shares outstanding). Mr. Kanegis and Sigma Management disclaim beneficial ownership of any of the securities covered by this statement.

ITEM 5             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   Not Applicable

ITEM 7             IDENTIFICATION AND CLASSIFICATION OF THE
                   SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                   REPORTED ON BY THE PARENT HOLDING COMPANY:

                   Not Applicable

ITEM 8             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable

ITEM 9             NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable

ITEM 10            CERTIFICATION:

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2005

SPECIAL K INVESTORS INC.


By: /s/ Seth Kanegis
   -----------------------------------------
Name:  Seth Kanegis
Title: President


SETH KANEGIS


/s/ Seth Kanegis
----------------------------------------


SIGMA CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
   -----------------------------------------
Name:  Peter Nussbaum
Title: Authorized Person


SIGMA CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
   -----------------------------------------
Name:  Peter Nussbaum
Title: Authorized Person

                                  Exhibit Index

Exhibit 1 Joint Filing Agreement, dated March 10, 2004, by and among Special K Investors Inc, Seth Kanegis, Sigma Capital Management, LLC and Sigma Capital Associates, LLC.

                                    Exhibit 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G filed by the undersigned with respect to the Common Stock of Othnet, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Dated:  March 10, 2004

SPECIAL K INVESTORS INC.


By: /s/ Seth Kanegis
   -----------------------------------------
Name:  Seth Kanegis
Title: President


SETH KANEGIS


By: /s/ Seth Kanegis
   -----------------------------------------
Name:  Seth Kanegis


SIGMA CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
   -----------------------------------------
Name:  Peter Nussbaum
Title: Authorized Person


SIGMA CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
   -----------------------------------------
Name:  Peter Nussbaum
Title: Authorized Person